[LETTERHEAD OF ALLIANCE CAPITAL MANAGEMENT]



                                January 26, 2006


VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Linda Stirling

         Re:      Sanford C. Bernstein Fund, Inc.
                  Registration File Nos. 33-21844 and 811-5555
                  Post-Effective Amendment No. 41

                  Sanford C. Bernstein Fund II, Inc.
                  Registration File Nos. 333-82336 and 811-21034
                  Post-Effective Amendment No. 4

Dear Ms. Stirling:

                  On behalf of Sanford C. Bernstein Fund, Inc. ("SCB") and Sanford C. Bernstein Fund II, Inc. ("SCB II" and, together with SCB, the "Funds"), we are responding to oral comments received from Linda Stirling of the Securities and Exchange Commission (the "Commission") during a telephone conversation with Nicola Espie of Shearman & Sterling LLP on January 10, 2006.

                  The comments were addressed to Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of SCB, filed under the Investment Company Act of 1940 and the Securities Act of 1933 on December 1, 2005, and Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A of
SCB II, filed under the Investment Company Act of 1940 and the Securities Act of 1933 on December 1, 2005 (together, the "Amendments").

                  For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.


         SCB II Prospectus
         -----------------

         Comment: Depending on when the Fund's current fiscal year ends, it may be appropriate to modify the language in footnote 2 to the Fee Table which reads "This waiver extends through the Fund's fiscal year... "

         Response:         Alliance confirms that the Fund's fiscal year end is
                           September 30. Alliance therefore believes that the current language in footnote 2 to the Fee Table is acceptable.

         Comment: The language in footnote 2 of the Fee Table which reads, "Certain fees waived or expenses borne by the Manager through March 31, 2003 may be reimbursed by the Fund until March 31, 2005," is outdated.

         Response:         Alliance will remove this sentence.

         SCB II SAI
         ----------

         Comment: There is no fundamental investment restriction regarding diversification.

         Response:        Alliance will add disclosure relating to the Fund's
                          fundamental investment restriction with respect to diversification.

         SCB and SCB II Prospectus
         -------------------------

         Comment: Any changes to the disclosure regarding the settlement agreement with the New York Attorney General's ("NYAG") office made to the prospectus of other AllianceBernstein Mutual Funds in response to Staff comments should also be made to the corresponding disclosure in the SCB and SCB II prospectus.

         Response:        Alliance will make corresponding changes to the SCB
                          and SCB II prospectuses as appropriate.

         Should you have any questions regarding any of the foregoing, please contact the undersigned at (212) 696-1333. The proposed effective date of each of the Amendments is January 30, 2006.



                                         Very truly yours,


                                         By:  /s/ Joseph Bertini
                                            --------------------------
                                            Name:   Joseph Bertini
                                            Title:  Vice President and Counsel